Exhibit 99.2

Mainz Biomed Announces the Closing of its $25.8 Million Public Follow-on Offering of Common Stock and Full
Exercise of the Underwriters’ Option to Purchase Additional Shares

Proceeds Allocated to Development of Recently Acquired mRNA Biomarkers and Launch of
Clinical Studies to Support ColoAlert’s FDA Submission

BERKELEY, US – MAINZ, Germany – JANUARY 28, 2022 — Mainz Biomed N.V. (NASDAQ:MYNZ) (“Mainz Biomed” or the “Company”), a molecular genetics diagnostic company specializing in the early detection of cancer, announced today the closing of its underwritten public follow-on offering (the “Follow-on Offering”) of 1,725,000 ordinary shares at a public offering price of US$15.00 per ordinary share (the “Offering Price”). The aggregate gross proceeds to Mainz Biomed were $25,875,000 before deducting underwriting discounts and commissions and other offering expenses payable. This included the exercise in full by the underwriters of their option to purchase 225,000 additional shares of common stock.

Boustead Securities, LLC acted as the sole underwriter for the offering. Ortoli Rosenstadt LLP served as counsel to Mainz Biomed. Sichenzia, Ross and Ference LLP served as counsel to the underwriter.

The offering was being made only by means of a prospectus. A copy of the final prospectus related to the offering may be obtained, when available, from Boustead Securities, LLC, via email: offerings@boustead1828.com or by calling +1 (949) 502-4408 or standard mail at Boustead Securities, LLC, Attn: Equity Capital Markets, 6 Venture, Suite 395, Irvine, CA 92618, USA. In addition, a copy of the final prospectus, when available, relating to the offering may be obtained via the SEC’s website at www.sec.gov.

About Mainz Biomed N.V.

Mainz Biomed develops market-ready molecular genetic diagnostic solutions for life-threatening conditions. The Company’s flagship product is ColoAlert, an accurate, non-invasive, and easy-to-use early detection diagnostic test for colorectal cancer. ColoAlert is currently marketed in Europe with an FDA clinical study and submission process intended to be launched in the first half of 2022 for U.S. regulatory approval. Mainz Biomed’s product candidate portfolio includes PancAlert, an early-stage pancreatic cancer screening test based on Real-Time Polymerase Chain Reaction-based (PCR) multiplex detection of molecular-genetic biomarkers in stool samples, and the GenoStick technology, a platform being developed to detect pathogens on a molecular genetic basis.

For more information, please visit www.mainzbiomed.com

For media enquiries, please contact press@mainzbiomed.com

For investor enquiries, please contact ir@mainzbiomed.com

For underwriter inquiries, please contact dan@boustead1828.com

Forward-Looking Statements

Certain statements made in this press release are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “anticipate”, “believe”, “expect”, “estimate”, “plan”, “outlook”, and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements reflect the current analysis of existing information and are subject to various risks and uncertainties. As a result, caution must be exercised in relying on forward-looking statements. Due to known and unknown risks, actual results may differ materially from the Company’s expectations or projections. The following factors, among others, could cause actual results to differ materially from those described in these forward-looking statements: (i) the failure to meet projected development and related targets; (ii) changes in applicable laws or regulations; (iii) the effect of the COVID-19 pandemic on the Company and its current or intended markets; and (iv) other risks and uncertainties described herein, as well as those risks and uncertainties discussed from time to time in other reports and other public filings with the Securities and Exchange Commission (the “SEC”) by the Company. Additional information concerning these and other factors that may impact the Company’s expectations and projections can be found in its filings with the SEC, including its registration statement filed on January 21, 2022. The Company’s SEC filings are available publicly on the SEC’s website at www.sec.gov. Any forward-looking statement made by us in this press release is based only on information currently available to Mainz Biomed and speaks only as of the date on which it is made. Mainz Biomed undertakes no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise, except as required by law.